EXHIBIT 99.1

Teck Reports Unaudited Third Quarter Results for 2021

High commodity prices and strong performance generate record $2.1 billion of Adjusted EBITDA¹ and record $1.0 billion of Adjusted Profit¹

VANCOUVER, British Columbia, Oct. 26, 2021 (GLOBE NEWSWIRE) -- Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced its unaudited third quarter results for 2021.

“The extremely favourable commodity price environment – particularly for steelmaking coal – combined with solid operational performance resulted in record quarterly adjusted EBITDA and record adjusted profit in the third quarter,” said Don Lindsay, President and CEO. “Heading into the fourth quarter, we are focused on continuing to optimize sales and production to capitalize on high commodity prices and advancing our priority QB2 copper project.”

Highlights

  Adjusted EBITDA1 was a record $2.1 billion in Q3 2021, more than triple the same period last year.
  Profit attributable to shareholders was $816 million or $1.53 per share and adjusted profit attributable to shareholders1 was $1.0 billion or $1.91 per share in Q3 2021, more than 7 times higher than the same period last year.
  Realized copper, zinc and steelmaking coal prices were US$4.25 per pound, US$1.38 per pound and US$277 per tonne, respectively, in the month of September and as a result, our Adjusted EBITDA1 for the month of September contributed approximately half of our Q3 2021 Adjusted EBITDA1.
  Overall progress on our QB2 project is now past the two-thirds mark and we continue to expect first production in the second half of 2022.
  Our copper business unit gross profit increased 117%, supported by an average realized copper price of US$4.28 per pound and copper production of 70,700 tonnes, in line with plan.
  Red Dog zinc sales volumes were 162,000 tonnes in Q3 despite a delayed start to the shipping season due to ice conditions and significant weather-related delays.
  Sales of steelmaking coal were 5.9 million tonnes in Q3 2021, with approximately 1.9 million tonnes or 32% sold to China significantly above FOB Australia prices. The FOB Australia prices increased sharply in the latter half of Q2 and continued to increase to unprecedented levels through Q3.
  In October, we converted our US$4 billion committed facility into a Sustainability-Linked facility and extended its maturity to October 2026. The facility was undrawn as of October 26, 2021.
  We were named to the Forbes World's Best Employers List for the second year in a row.
  MSCI upgraded Teck’s Environmental, Social and Governance rating to ‘AA’ from ‘A’, placing Teck in the top 10% of companies in the Metals and Mining – Non-Precious Metals sector.

Note:
1. Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section of the attached Management's Discussion and Analysis for further information and reconciliation.

Financial Summary Q3 2021

Financial Metrics (CAD$ in millions, except per share data)	Q3 2021	Q3 2020
Revenues	$3,970	$2,291
Gross profit	$1,662	$291
Gross profit before depreciation and amortization[1]	$2,093	$703
Adjusted EBITDA[1]	$2,096	$638
Profit attributable to shareholders	$816	$61
Adjusted profit attributable to shareholders[1]	$1,015	$130
Basic earnings per share	$1.53	$0.11
Diluted earnings per share	$1.51	$0.11
Adjusted basic earnings per share[1]	$1.91	$0.24
Adjusted diluted earnings per share[1]	$1.88	$0.24

Note:

1. Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section of the MD&A for further information and reconciliation.

Key Updates

Executing on our copper growth strategy – QB2 a long-life, low-cost operation with major expansion potential

  Overall project progress has passed the two-thirds mark;
  We continue to aggressively manage conditions resulting from COVID-19;
  The truck shop and mine loop are nearing completion in preparation for commissioning later this year;
  Electrical substations are nearing completion to support overall commissioning activities;
  We continue to expect first production in the second half of 2022;
  We expect to issue updated capital cost guidance in February 2022 with our Q4 results. Challenges with port offshore and tailings facility construction have placed pressure on our estimated capital cost (disregarding COVID-19-related costs) of US$5.26 billion and we expect our capital cost estimate to increase by up to 5% as we add more contingency to our budget; and
  There is also pressure on our estimate of COVID-19 related capital of US$600 million. The amount of any increase in our guidance will depend in part on progress in managing COVID-19 impacts through Q4.
  Click here for a photo gallery and click here for a video of construction progress on QB2.

Steelmaking coal supply chain transformation – providing optionality and reliability in a high-price environment

  Our Neptune port upgrade was ramping up during the quarter and demonstrated capability to perform at design capacity during the second half of September.
  We expect the terminal to achieve a run rate at design capacity of 18.5 million tonnes or higher in the fourth quarter.
  The ramp up of Neptune, in combination with the steelmaking coal supply chain transformation, is now contributing to significantly improved optionality and reliability that ensures market access for our steelmaking coal at a time of record high prices.

Liquidity

  Liquidity of $5.4 billion as at October 26, 2021.
  We ended Q3 with US$218 million drawn on our US$4 billion committed credit facility and with strong commodity prices we have since reduced the balance to zero.
  In October, we converted our US$4 billion committed credit facility into a Sustainability-Linked facility in support of Teck’s sustainability strategy goals and extended its maturity to October 2026.
  We also cancelled our US$1 billion credit facility that was scheduled to mature in June 2022. This side car facility was established in June 2020 in the initial months of COVID-19 and market conditions and commodity prices have improved significantly since that time.

Guidance

  Our previously issued 2021 annual guidance is unchanged and is outlined in summary below.
  Our guidance tables, including three-year production guidance, can be found on pages 28-32 of Teck’s full third quarter results for 2021 at the link below.

2

2021 Guidance – Summary
Production Guidance
Copper (000’s tonnes)	275 – 290
Zinc (000’s tonnes)	605 – 630
Refined zinc (000’s tonnes)	285 – 290
Steelmaking coal (million tonnes)	25 – 26
Bitumen (million barrels)	6.6 – 8.1
Sales Guidance – Q4 2021
Red Dog zinc in concentrate sales (000’s tonnes)	140 – 155
Steelmaking coal sales (million tonnes)	6.4 – 6.8
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)	$ 1.30 – 1.40
Zinc net cash unit costs (US$/lb.)	$ 0.35 – 0.40
Steelmaking coal adjusted site cash cost of sales (CAD$/tonne)	$ 59 – 64
Steelmaking coal transportation costs (CAD$/tonne)	$ 39 – 42
Bitumen adjusted operating costs (CAD$/barrel)	$ 40 – 44

3

Click here to view Teck’s full third quarter results for 2021.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q3/2021 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on October 27, 2021. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com

Reference:
Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis: 604.699.4621

Marcia Smith, Senior Vice President, Sustainability and External Affairs: 604.699.4616

USE OF NON-GAAP FINANCIAL MEASURES

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This document refers to a number of Non-GAAP Financial Measures which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States.

The Non-GAAP Measures described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Adjusted profit attributable to shareholders – For adjusted profit, we adjust profit attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities. We believe adjusted profit helps us and readers better understand the results of our normal operating activities and the ongoing cash generating potential of our business.

Adjusted basic earnings per share – Adjusted basic earnings per share is adjusted profit divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share – Adjusted diluted earnings per share is adjusted profit divided by average number of fully diluted shares in a period.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

The adjustments described above to profit attributable to shareholders and EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

4

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Profit (Loss) and Adjusted Profit

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2021	2020	2021	2020

Profit (loss) attributable to shareholders	$816	$61	$1,381	$(400)
Add (deduct) on an after-tax basis:
Asset impairment	—	—	—	474
COVID-19 costs	—	64	—	233
QB2 variable consideration to IMSA and ENAMI	97	—	140	(34)
Environmental costs	49	27	60	9
Inventory write-downs (reversals)	—	11	(6)	76
Share-based compensation	28	18	62	13
Commodity derivatives	10	(26)	5	(31)
Other	15	(25)	38	(27)

Adjusted profit attributable to shareholders	$1,015	$130	$1,680	$313

Basic earnings per share	$1.53	$0.11	$2.60	$(0.75)
Diluted earnings per share	$1.51	$0.11	$2.56	$(0.75)
Adjusted basic earnings per share	$1.91	$0.24	$3.16	$0.58
Adjusted diluted earnings per share	$1.88	$0.24	$3.11	$0.58

5

Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

	Three months ended September 30,		Nine months ended September 30,
(Per share amounts)	2021	2020	2021	2020

Basic earnings (loss) per share	$1.53	$0.11	$2.60	$(0.75)
Add (deduct):
Asset impairment	—	—	—	0.88
COVID-19 costs	—	0.12	—	0.43
QB2 variable consideration to IMSA and ENAMI	0.18	—	0.26	(0.06)
Environmental costs	0.09	0.05	0.11	0.02
Inventory write-downs (reversals)	—	0.02	(0.01)	0.14
Share-based compensation	0.05	0.04	0.12	0.03
Commodity derivatives	0.02	(0.05)	0.01	(0.06)
Other	0.04	(0.05)	0.07	(0.05)

Adjusted basic earnings per share	$1.91	$0.24	$3.16	$0.58

Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

	Three months ended September 30,		Nine months ended September 30,
(Per share amounts)	2021	2020	2021	2020

Diluted earnings (loss) per share	$1.51	$0.11	$2.56	$(0.75)
Add (deduct):
Asset impairment	—	—	—	0.88
COVID-19 costs	—	0.12	—	0.43
QB2 variable consideration to IMSA and ENAMI	0.18	—	0.26	(0.06)
Environmental costs	0.09	0.05	0.11	0.02
Inventory write-downs (reversals)	—	0.02	(0.01)	0.14
Share-based compensation	0.05	0.04	0.11	0.03
Commodity derivatives	0.02	(0.05)	0.01	(0.06)
Other	0.03	(0.05)	0.07	(0.05)

Adjusted diluted earnings per share	$1.88	$0.24	$3.11	$0.58

6

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2021	2020	2021	2020

Profit (loss)	$840	$25	$1,392	$(471)
Finance expense net of finance income	55	63	157	224
Provision for (recovery of) income taxes	514	19	932	(116)
Depreciation and amortization	431	412	1,179	1,104

EBITDA	1,840	519	3,660	741

Add (deduct):
Asset impairment	—	—	—	647
COVID-19 costs	—	107	—	336
QB2 variable consideration to IMSA and ENAMI	97	—	168	(56)
Environmental costs	67	37	82	12
Inventory write-downs (reversals)	—	18	(10)	111
Share-based compensation	35	25	82	18
Commodity derivatives	14	(35)	7	(42)
Other	43	(33)	63	(36)

Adjusted EBITDA	$2,096	$638	$4,052	$1,731

7

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2021	2020	2021	2020

Gross profit	$1,662	$291	$3,005	$828
Depreciation and amortization	431	412	1,179	1,104

Gross profit before depreciation and amortization	$2,093	$703	$4,184	$1,932

Reported as:
Copper
Highland Valley Copper	$292	$121	$688	$291
Antamina	252	173	708	356
Carmen de Andacollo	59	31	165	107
Quebrada Blanca	7	11	29	18
Other	—	—	—	—

	610	336	1,590	772

Zinc
Trail Operations	34	14	74	38
Red Dog	333	255	549	529
Other	(1)	14	10	31

	366	283	633	598

Steelmaking coal	1,120	120	1,989	761

Energy	(3)	(36)	(28)	(199)

Gross profit before depreciation and amortization	$2,093	$703	$4,184	$1,932

8

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy; anticipated global and regional supply, demand and market outlook for our commodities; the potential impact of the COVID-19 on our business and operations, including our ability to continue operations at our sites and progress our projects and strategy; our ability to manage challenges presented by COVID-19, including the effectiveness of our management protocols implemented to protect the health and safety of our employees; QB2 capital cost guidance and estimate of QB2 COVID-19 related capital costs; size of potential increase to contingency, estimated timing of first production from QB2; expectation that QB2 will be a long-life, low-cost operation with major expansion potential; the expectation that we will ship all zinc concentrates from Red Dog during the current shipping season; the expectation that there will be modest upward pressure on cash unit costs through 2022; expectations regarding the benefits and costs of the Neptune Bulk Terminals port upgrade; steelmaking coal sales to China targets; expectation that our steelmaking coal business unit is well positioned to deliver strong financial performance in the fourth quarter; timing of completion and expansion of our FRO-N SRF Phase 1 and FRO-N SRF Phase 2, respectively; expected Elk Valley water treatment spending and operating costs, and plans, as well as treatment capacity expectations and timing; expected cost of implementing incremental measures required under the October 2020 Direction issued by Environment and Climate Change Canada; timing of the ramp-up to two-train operation at Fort Hills; liquidity and availability of borrowings under our credit facilities and the QB2 project finance facility; our expectations regarding our effective tax rate; and all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, cost reduction and other guidance under the heading “Guidance” and discussed in the various business unit sections.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, commodity and power prices, acts of foreign or domestic governments and the outcome of legal proceedings, the supply and demand for, deliveries of, and the level and volatility of prices of copper, coal, zinc and blended bitumen and our other metals and minerals, as well as oil, natural gas and other petroleum products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail, pipeline and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally, the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; the benefits of technology for our operations and development projects, including the impact of our RACE21™ program; costs of closure, and environmental compliance costs generally; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax

9

benefits and tax rates; the outcome of our coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners. Our Guidance tables include footnotes with further assumptions relating to our guidance and assumptions for certain other forward-looking statements accompany the statements in the document.

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading “Elk Valley Water Management Update”. Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study, CLP/USD exchange rate of 775, as well as there being no unexpected material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project relating to COVID-19 or otherwise that would impair their ability to provide goods and services as anticipated during the suspension period or ramp-up of construction activities. Statements regarding the availability of our credit facilities and project financing facility are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies and may be further impacted by reduced demand for oil and low oil prices. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, impact of COVID-19 mitigation protocols, political risk, social unrest, failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. QB2 costs, construction progress and timing of first production is dependent on, among other matters, our continued ability to successfully manage through the impacts of COVID-19. QB2 costs may also be affected by claims and other proceedings that might be brought against us relating to costs and impacts of the COVID-19 pandemic. Red Dog production may also be impacted by water levels at site. Unit costs in our copper business unit are impacted by higher profitability at Antamina, which can cause higher workers’ participation and royalty expenses. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies and normal production and operating risks.

10

The forward-looking statements in this news release and actual results will also be impacted by the effects of COVID-19 and related matters. The overall effects of COVID-19 related matters on our business and operations and projects will depend on how the ability of our sites to maintain normal operations, and on the duration of impacts on our suppliers, customers and markets for our products, all of which are unknown at this time. Continuing operating activities is highly dependent on the progression of the pandemic and the success of measures taken to prevent transmission, which will influence when health and government authorities remove various restrictions on business activities.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2020, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our coal properties, which for this purpose does not include the discussion under “Elk Valley Water Management Update” was reviewed, approved and verified by Jo-Anna Singleton, P.Geo. and Robin Gold P.Eng., each an employee of Teck Coal Limited and a Qualified Person as defined under National Instrument 43-101. Scientific and technical information in this quarterly report regarding our other properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

11